SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

                   Redomiciliation of Petrobras’ finance subsidiary PifCo

Rio de Janeiro, August 9th, 2013 – Petróleo Brasileiro S.A. – Petrobras announces that its wholly owned finance subsidiary, Petrobras International Finance Company (“PifCo”), has completed the transfer of its domicile by way of corporate migration, deregistering in the Cayman Islands and registering by way of continuation in Luxembourg, under the corporate denomination of Petrobras International Finance Company S.A. PifCo’s new principal executive office is located at 40, Avenue Monterey, 2163 Luxembourg, Grand-Duchy of Luxembourg.

About PifCo

PifCo was originally incorporated in the Cayman Islands as an exempted company with limited liability in order to facilitate and finance the import of crude oil and oil products by Petrobras into Brazil. Since September 30, 2011, PifCo has no longer engaged in the sale and purchase of crude oil and oil products to and from Petrobras, third parties and related parties, and its primary object is to finance the business operations of Petrobras. PifCo has been redomiciled as a Luxembourg public company limited by shares (société anonyme) and continues to be used as a general finance vehicle for Petrobras, including in the international capital markets. Petrobras guarantees, and will continue to guarantee, PifCo’s debt obligations through full and unconditional guarantees of payment.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2013

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.